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                       AMENDMENT NUMBER 1 TO THE BYLAWS OF

                                DELIVERY NOW CORP

                            (A Delaware corporation)

             Adopted by the Board of Directors on September 26, 2001

Article VII of the Bylaws of this corporation is added as follows:

                                  "ARTICLE VII
                                 INDEMNIFICATION

         Section 7.1. RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

         Section 7.2. PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article VII or otherwise.

         Section 7.3. CLAIMS. If a claim for indemnification or payment of expenses under this Article VII is not paid in full within sixty days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the

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    Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

         Section 7.4. NONEXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

         Section 7.5. OTHER INDEMNIFICATION. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

         Section 7.6. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."